SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Schedule 13D/A


Under the Securities Exchange Act of 1934
(Amendment No. 3)*


Lone Wolf Energy, Inc. (f/k/a K & S Ventures, Inc.)
(Name of Issuer)

 Common Stock, $.001 par value per share
(Title of Class of Securities)

Not applicable
(CUSIP Number)

Rhonda R. Vincent
8908 South Yale Avenue, Suite 409
Tulsa, Oklahoma  74137
918-481-0167
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                 August 29, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3)or(4), check the following box [   ].

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 2 of 7 Pages


1	NAMES OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

	Lone Wolf Exploration, Inc.
	I.R.S. Tax No. 73-1468983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	_____________________________________	[    ]
	(b)	_____________________________________	[    ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)	[   ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Oklahoma
				                   7	SOLE VOTING POWER

					                    113,000
	NUMBER OF
	SHARES		              8	SHARED VOTING POWER
	BENEFICIALLY
	OWNED BY	  		           0
	EACH
	REPORTING		           9	SOLE DISPOSITIVE POWER
	PERSON
	WITH		                	 113,000

	                    		10	SHARED DISPOSITIVE POWER

                      				0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

113,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[   ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.66%

14	TYPE OF REPORTING PERSON*

	CO

(*)	See Instructions



Item 1.	Security and Issuer

	This Amendment No. 3 ("Amendment No. 3") to Schedule 13D concerns the common stock ("Common Stock") of Lone Wolf Energy, Inc. ("Company"), whose principal executive offices are at 8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma 74137. Amendment No. 3 amends the original report
("Original Report") on Schedule 13D respecting the purchase of shares of Common Stock on January 30, 1997, as amended by Amendment No. 1 to
Schedule 13D dated February 6, 1997 and Amendment No. 2 to Schedule 13D dated August 28, 1997. The Issuer is the same Issuer referred to in the Original Report and in the prior amendments; the current name of the Issuer reflects a change effective March, 1997. The Common Stock is the same class of stock reported on in the Original Report and in the prior amendments; the number of outstanding shares of Common Stock increased from 100,000 to 4,250,000 shares as a result of a stock dividend of 42.5 shares of Common Stock for each share of Common Stock owned as of June 30, 1997 (the percentage ownership of each shareholder of the Company was not changed); the par value of the Common Stock was changed on August 8, 1997 to $.001 par value per share as a result of the filing of the Amended and Restated Articles of Incorporation of the Company.

	This Amendment No. 3 is filed for the purpose of reporting the disposition of the shares of Common Stock.

Item 2.	Identity and Background

	This Amendment No. 3 is being filed by Lone Wolf Exploration, Inc. (the "Reporting Person"), pursuant to Rule 13d-(1)(a) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange
Act of 1934, as amended (the "Exchange Act"). The principal business of the Reporting Person is the acquisition and development of oil and gas interests, and the state of its incorporation is Oklahoma. The address of the Reporting Person's principal business and its principal office are as follows:

				8908 South Yale Avenue, Suite 409
				Tulsa, Oklahoma  74137

		During the last five years, the Reporting Person (i) has not been convicted in any criminal proceeding; and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		The following sets forth certain information required by Item 2(a)-(f) of
Schedule 13D relating to each of the executive officers and directors of the
Reporting Person.

	(a)	Name:  Gifford M. Mabie
	(b)	Business Address:  8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma
74137.
	(c)	Principal Occupation:  President and Chairman of the Board of Lone Wolf
Exploration, Inc.
	(d)	Criminal Proceedings:  During the last five years, Mr. Mabie has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Civil Proceedings:  During the last five years, Mr. Mabie was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Citizenship:  United States

	(a)	Name:  Rhonda R. Vincent
	(b)	Business Address:  8908 South Yale Avenue, Suite 409, Tulsa, Oklahoma
74137.
	(c)	Principal Occupation: Vice President and Secretary of Lone Wolf
Exploration, Inc.
	(d)	Criminal Proceedings:  During the last five years, Ms. Vincent has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
	(e)	Civil Proceedings:  During the last five years, Ms. Vincent was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Citizenship:  United States

			There are no individuals having control, as defined under the Rules and
Regulations promulgated under the Exchange Act, over Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

	Not applicable.

Item 4.	Purpose of Transaction

	On August 28, 1997, the Board of Directors of the Reporting Person declared a dividend to the shareholders of the Reporting Person of record as of August 29,
1997, payable August 29, 1997, subject to the filing requirements of the states where the shareholders of the Reporting Person reside, in the form of all shares of the Company owned by the Reporting Person.  The distribution will result in each shareholder of the Reporting Person receiving one (1) share of
Common Stock for each share of the Reporting Person owned by such shareholder.
On August 29, 1997, all shares of Common Stock owned by the Reporting Person were distributed to the shareholders of the Reporting Person; provided, that
113,000 shares of Common Stock were retained by the Reporting Person pending compliance with the filing requirements of the states of New York,
Alabama and Arkansas.  As a result, the Reporting Person owns 113,000 shares of Common Stock.

	The Reporting Person has no plans or proposals which relate to or would result in (i) the acquisition by any person of any additional securities of the
Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the
Company or any of its subsidiaries; (iv) any change in the present Board of
Directors or management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's charter or bylaws which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the
Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the
Company being eligible for termination of registration pursuant to Section
12(g)(4) of the Securities Exchange Act of 1934; or (x) any act similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

	(a)	The Reporting Person owns 113,000 shares of Common Stock of the
Company, constituting 2.6 percent (2.6%) of the issued and outstanding shares of Common Stock of the Company.
	(b)	Not applicable.
	(c)	Since the filing of Amendment No. 2 to Schedule 13D, the Reporting
Person disposed of 3,712,000 shares of Common Stock to the shareholders of the Reporting Person through a dividend as described in Item 4, above.
113,000 shares of Common Stock have been retained by the Reporting
Person, pending compliance with the filing requirements of New York,
Alabama and Arkansas.
	(d)	None
	(e)	The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on August 29, 1997.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Not applicable.

Item 7.	Material to be Filed as Exhibits

	None.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


						LONE WOLF EXPLORATION, INC.

      /s/ RHONDA R. VINCENT
      ---------------------------
      Rhonda R. Vincent, Vice President

Dated:  September 8, 1997